Delisting Determination,The Nasdaq Stock Market LLC,
May 1, 2008, Futuremedia Public Limited Company. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the American depositary shares of Futuremedia Public Limited Company (the Company), effective at the opening of the trading session on May 12, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(14) and 4310(c)(02). The Company was notified of the Staffs determinations on January 16, 2008 and
February 20, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules:
4310(c)(14) and 4310(c)(02). The Company was notified of the Panels decision on February 27, 2008 and trading in the Companys securities was suspended on February 29, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council.
The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 14, 2008.